Athena Technology Acquisition Corp. II

442 5th Avenue

New York, NY 10018

December 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Athena Technology Acquisition Corp. II
Registration Statement on Form S-1, as amended
Filed: December 3, 2021
File No. 333-261287

Dear Cheryl Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Athena Technology Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on December 9, 2021 or as soon as thereafter practicable.

Very truly yours,

/s/ Isabelle Freidheim
Isabelle Freidheim
Chief Executive Officer

cc:	McDermott Will & Emery LLP Shearman & Sterling LLP